SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 29, 2007

ROCKWELL VENTURES INC.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Director and Chief Executive Officer

Date: May 29, 2007

* Print the name and title of the signing officer under his signature.
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  1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwelldiamonds.com

ROCKWELL DIAMONDS INC. CONCLUDES ACQUISITION OF MAKOENSKLOOF ALLUVIAL
DIAMOND PROJECT ON NORTH BANK OF THE MIDDLE ORANGE RIVER

May 29, 2007, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF) announces that it has concluded the purchase of the Makoenskloof alluvial diamond project, located on the north bank of the Middle Orange River ("MOR"), approximately 20 km from the town of Douglas, South Africa, and 40 km upstream of its Wouterspan diamond operation.

In early 2007 Rockwell entered into an option with Kanonloop Delwerye cc to evaluate the alluvial diamond potential of the Makoenskloof project. This property had previously produced good quality diamonds from small scale mining activities.

The Makoenskloof property comprises an extensive remnant terrace comprising alluvial gravels at a broadly similar elevation to the Wouterspan terrace. Significantly, these alluvial deposits contain considerably less banded iron formation ("BIF") clasts than alluvial terraces further downstream at Wouterspan and the adjacent Saxendrift operation that Rockwell has an option to purchase from the Trans Hex Group. The presence of a high abundance of BIF clasts in the MOR gravels at Wouterspan and other operations typically necessitate that magnetic scalpers are utilized in the processing circuit, thereby requiring additional handling at additional cost. In contrast, the Makoenskloof alluvial package has a simpler and less costly recovery process.

Initial mapping and drilling of the Makoenskloof deposit indicates the presence of a large remnant terrace, comprising a sequence of surface Rooikoppie gravel underlain by a thin, relatively soft, calcrete layer. Similar to the other MOR terraces, the calcrete layer is underlain by an assemblage of interbedded, fine to coarser grained basal gravels. Initial percussion drilling and trenching indicates that, based on existing information, the underlying gravel succession varies from about 2 to 6 metres in thickness with an average thickness of about 3 metres. Based on mapping, satellite photo interpretation and initial scout percussion drilling, the estimated gravel volume is in excess of 5 million cubic metres. Additional, detailed reverse circulation drilling is planned for late May-June to delineate the terrace and gravel horizons, create three dimensional models of the deposit, and further assess gravel volumes.

Subsequent to the signing of the option agreement, a mining contractor was engaged to conduct trial mining on the property. The contractor excavated trenches and pits to verify the geological model. Gravel processed during trial mining resulted in the recovery of a parcel of diamonds for evaluation. This parcel included a 58 carat white stone, which was sold in the Company's most recent May tender sale for US$27,676 per carat.

As a consequence of the results from Makoenskloof, Rockwell exercised its option to purchase the company that held the mineral rights. At the same time, the Company was able to acquire the earth moving equipment and processing plant, including two new Flowsort X-ray machines, from the mining contractor that had been engaged to undertake the trenching and trial mining. The earth moving equipment comprises Bell articulated dump trucks and Komatsu wheel loaders and excavators, which are similar to those utilized by the Company at its other operations. The total package has been acquired for approximately R20million (approximately CDN$3 million).

Rockwell is installing additional rotary pan plants and a final recovery unit to increase capacity at Makoenskloof and is also building screened gravel stockpiles as a precursor to implementing production in mid June 2007.

The Makoenskloof property includes an established farming entity with irrigation lands, water rights and allied infrastructure. Rockwell is in the process of outsourcing this entity to an empowerment structure which will provide fresh produce for the Company's catering needs at Wouterspan and Saxendrift.

President and COO John Bristow noted that: "The acquisition of Makoenskloof project provides additional prospective ground, earth moving equipment and a processing plant, all of which enhance the Company's ability to rapidly evaluate and move to larger scale mining operation on this terrace. It also advances the Company's objectives of production growth and expansion of its land package in the MOR region, which is renowned for its large high quality gem diamonds."

Further to the May 17, 2007 announcement regarding the change of name to Rockwell Diamonds Inc. and trading symbol for TSX Venture to RDI, the Company's new trading symbol for the Over-the-Counter Bulletin Board is RDIAF.

Glenn Norton, Pr.Sci.Nat, a Qualified Person, has reviewed this news release and supervised the preparation of the scientific or technical information that forms the basis of this news release.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.